            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1995
                                                       REGISTRATION NO. 33-59339
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                           __________________________

                               AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           __________________________

                        COMPRESSION  LABS, INCORPORATED
             (Exact name of Registrant as specified in its charter)
                           __________________________

             DELAWARE                                      94-2390960
   (State or other jurisdiction                         (I.R.S. Employer
 of incorporation or organization)                   Identification Number)


         2860 JUNCTION AVENUE, SAN JOSE, CA 95134    (408) 435-3000
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                          __________________________

                  WILLIAM A. BERRY, SENIOR VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                         COMPRESSION LABS, INCORPORATED
                              2860 JUNCTION AVENUE
                               SAN JOSE, CA 95134
                                 (408) 435-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ___________________________

                                   Copies to:
                              PETER F. STONE, ESQ.
                            JULIA L. DAVIDSON, ESQ.
                             COOLEY GODWARD CASTRO
                               HUDDLESON & TATUM
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                              PALO ALTO, CA 94306
                                 (415) 843-5000
                          ___________________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

         IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /

         IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. /X/




    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




                   SUBJECT TO COMPLETION, DATED JUNE 2, 1995


                                   PROSPECTUS


                                 800,000 SHARES


                         COMPRESSION LABS, INCORPORATED


                                  COMMON STOCK

                              ___________________


         Compression Labs, Incorporated ("CLI" or the "Company") may offer and sell from time to time shares of Common Stock, par value $.001 per share (the "Offered Securities"), on terms and at a price to be set forth in a supplement to this Prospectus (the "Prospectus Supplement").

         The specific terms of the Offered Securities in respect to which this Prospectus is being delivered, including the number of shares and the public offering price or method of determining the public offering price and other terms that are not summarized in this Prospectus, will be set forth in an accompanying Prospectus Supplement. See "Description of Capital Stock."

         The Offered Securities may be sold through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The Offered Securities may also be sold directly by the Company or through agents designated from time to time. If any underwriters or agents are involved in the sale of the Offered Securities, their names, the principal amount of Offered Securities to be purchased by them and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution."

         The Common Stock of the Company is traded on the Nasdaq National Market under the Symbol "CLIX." Any Common Stock offered will be listed, subject to notice of issuance, on such exchange. On May 11, 1995 the last reported sale price of the Common Stock was $9.75 per share.


                              ____________________


            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                              SEE "RISK FACTORS."

                             _____________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

              The date of this Prospectus is              , 1995.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K. Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Offered Securities, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 filed with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 2860 Junction Avenue, San Jose, California 95134, telephone number (408) 435-3000.





                                       2.

                                  THE COMPANY

         The Company's executive offices are located at 2860 Junction Avenue, San Jose, California 95134, and its telephone number at that location is (408) 435-3000.

         CLI is a registered trademark of the Company. Magnitude, Radiance and eclipse are trademarks of the Company. This Prospectus also includes trademarks of other companies.


                                  RISK FACTORS

         The following are risk factors that should be carefully considered in evaluating the Company and its business before purchasing the securities offered by this Prospectus.

NET LOSS/FLUCTUATIONS IN QUARTERLY PERFORMANCE

         The Company has experienced, and may continue to experience, significant fluctuations in operating results due to a variety of factors. The Company sustained a net (loss) income of ($3.3 million) in 1992, ($3.5 million) in 1993, $107,000 in 1994 and ($2.1 million) in the first quarter of 1995. There is no assurance that the Company will be able to achieve a profit in 1995 or in subsequent quarters and years.

         The Company's product sales have historically been derived primarily from the sale of videoconferencing systems and related equipment, the market for which is still developing. In addition, the Company is moving into broadcast applications and has announced or introduced several new products, and the markets for these products and applications may not develop as anticipated or may develop later than anticipated. Most of the Company's products are complex capital equipment systems and/or involve significant equipment deployment; and as such, these products typically involve long sales and order cycles. Additionally, the Company's revenues have occurred predominantly in the third month of each fiscal quarter. The Company believes that this is due in some part to the timing of the capital equipment budget procedures of its customers. The Company is not certain of the other reasons for the occurrence of a large portion of its sales in the third month of each fiscal quarter. Accordingly, the Company's quarterly results of operations are difficult to predict and delays in the introduction or acceptance of new products, delays in orders for existing products in anticipation of new products, or delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. The Company's total revenues and results of operations could also be adversely affected by delays in achievement of planned cost reductions, cancellations of orders, interruptions or delays in supply of key components, failure of new products to meet specifications or performance expectations, changes in customer base or product mix, seasonal patterns of capital spending by customers, delays in purchase decisions due to new product announcements by the Company or its competitors, increased competition and reductions in average selling prices. Historically, the Company has received significant revenue from research and development contracts, which accounted for 14%, 17%, 14% and 14% of total revenues in the first quarter of 1995 and in 1994, 1993 and 1992, respectively. If the Company is unable to generate comparable revenue from research and development contracts, operating results could be adversely affected.

HIGH LEVELS OF INVENTORY AND ACCOUNTS RECEIVABLE

         The concentration of customer orders in the third month of each quarter, together with relatively long manufacturing lead times and the Company's growth, have required the Company to maintain high levels of inventory in order to deliver products on a timely basis. The Company also maintains equipment in inventory to provide demonstration systems to customers or potential customers on a short-term loan basis or on a monthly rental basis. At March 31, 1995, the Company's inventory totalled $28.8 million, consisting of $6.6 million in raw materials, $5.5 million in work-in-process inventory and $16.7 million in finished products, including $5.1 million in products lent or rented on a monthly basis. Due to the rapid rate of change in CLI's industry, a large inventory





                                       3.

poses the risk of inventory obsolescence or delay in realization of manufacturing cost improvements, either of which could have an adverse effect on the Company's financial results. In addition, the Company's accounts receivable were $57.8 million at March 31, 1995. CLI expects accounts receivable and inventory balances to fluctuate in the future. Among other things, introduction of new products requires the purchase and accumulation of significant amounts of inventory prior to the realization of revenue from the new products. Accordingly, the Company has in place a number of ongoing and planned measures to manage both inventories and accounts receivable; however, there can be no assurance that the Company can maintain its level of asset utilization in the future. Any significant increases in accounts receivable and inventories would result in a significant use of cash. The Company continues to finance accounts receivable and inventories through public and private offerings of equity securities, sale and leaseback arrangements and bank credit lines. There can be no assurance that the Company will be able to reduce or maintain its inventory and accounts receivable levels in the future.

PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE

         The videoconferencing market and the broadcast and cable markets are characterized by rapid and significant change in technology and user needs, requiring substantial product development expenditures. These changes have resulted in frequent product introductions generally characterized by improved video and audio performance, added functionality, and reduced prices. The Company's future success will depend to a large extent on its ability to maintain its competitive technological position and to continue to develop, on a cost-effective and timely basis, technologically advanced products that meet changing user needs. There can be no assurance that the Company's product development efforts will be successful. In addition, customers may delay purchase decisions on existing products in anticipation of new products, which in turn could negatively impact sales of existing products. New products typically have higher initial manufacturing costs, higher initial component costs and lower initial overall gross margins than more mature products. The introduction of new products by the Company or its competitors may also pose the risk of inventory obsolescence.

ENTRY INTO NEW MARKETS

         In January 1994, the Company introduced the Radiance family of videoconferencing systems, and in November 1994, the Company introduced several new models to the eclipse family group videoconferencing systems for the small group video conferencing market. In March 1994, the Company introduced the Magnitude product family for use in direct broadcast satellite services which is expected to deliver entertainment and information directly to homes through the use of compact satellite dishes; video-on-demand services offering dial-up access to movies, live sports, and other entertainment over twisted pair, optical fiber and satellites; cable head-end applications that supply programming to distribution sites; and traditional commercial television broadcast applications. These markets are relatively new, and there can be no assurance that they will develop or that the Company's new products will achieve customer acceptance. In addition, there can be no assurance that the Company's efforts to enter into new markets will not divert resources from the Company's present business in a manner which will adversely affect the Company's results of operations.

         A number of technical, manufacturing and marketing risks are associated with the Company's entry into new markets. There can be no assurance that the Company will not encounter technical difficulties with recently introduced or future new products. Many of the recently introduced products are directed primarily at higher volume markets and have lower unit prices than the Company's current products. In addition, the Company believes that the gross margin of products for the broadcast and cable market is likely to be lower than the gross margin of products for the videoconferencing market. In order to successfully compete in these new markets. The Company believes it will have to manufacture or have manufactured in high volume quality products at competitive costs. While the Company has engaged subcontractors who are experienced in high volume manufacturing and has experienced initially favorable results with its subcontractors, the Company has limited experience with the management of high volume manufacturing and there can be no assurance that the Company will be able to consistently achieve its quality and cost objectives for its subcontracted high volume manufacturing operations. Marketing and selling these new products will require new marketing and distribution strategies, including increased reliance on value-added resellers, distributors, system integrators and partners.





                                       4.

HIGHLY COMPETITIVE INDUSTRY

         Competition in the video communications markets is intense. In the videoconferencing market, the Company's primary competitors are PictureTel Corporation, General Plessey Telecommunications, British Telecom and VTEL Corporation, and the Company expects other competitors to enter the videoconferencing market. Some of these competitors have significantly greater technical and financial resources than the Company. In particular, the Company expects competition from Japanese manufacturers, including Mitsubishi Ltd., Nippon Electric Corporation, Sony Corporation, Hitachi Limited and Fujitsu Ltd. If the Company cannot continue to offer new videoconferencing products with improved performance and reduced cost, its competitive position will erode. Moreover, competitive price reductions may adversely affect the Company's results of operations.

         In the broadcast and cable markets, the Company expects competition from a number of companies, some with significantly greater technical and financial resources, including Scientific-Atlanta, Inc. and General Instrument Corporation. Additionally, a number of large companies such as AT&T, IBM Corporation, Hewlett-Packard, Apple Computer and EURODEC have announced digital entertainment set-top terminals that would compete with products that the Company offers or may in the future offer for video-on-demand applications. Some of these and other future competitors have significantly greater technical and financial resources than the Company. There can be no assurance that these markets will develop or continue to develop, or that the Company's products will gain or maintain significant market share.

         Adoption of standards in the videoconferencing and broadcast and cable markets may make the advantage of the Company's proprietary technology less significant. In particular, emergence of industry standards may lower barriers to entry and result in increased price competition. There can be no assurance that the Company will be able to conform present or future products to industry standards as they evolve.

DIFFICULTIES IN MANAGING GROWTH

         The Company has experienced growth that has placed, and will continue to place, a significant strain on the Company's management, operational and financial resources. The Company's future operating results will depend on its ability to continue to broaden and develop its management and to attract and retain skilled employees, as well as on the ability of its management and key employees to manage its growth successfully. In particular, the Company must maintain appropriate management information systems and financial controls and carefully manage inventories to meet rapidly changing product demand. Inaccuracies in demand forecasts can result in either insufficient or excessive inventories and disproportionate overhead expenses. There can be no assurance that the Company will be successful in managing its continued growth or that the Company will be able to maintain its historical growth rate.

         The Company's historical growth rate and extensive product development activities have required significant cash funding. The Company anticipates that existing cash and lines of credit, together with other sources of additional liquidity such as private or public offerings, sale and leaseback arrangements, equipment lease lines and bank credit lines, will be sufficient to meet cash requirements through the next twelve months. In February 1993, the Company obtained $13.9 million, net of commission and issuance costs, through a private sale of Preferred Stock to Thomson Consumer Electronics S.A., which Preferred Stock was converted to Common Stock in January 1994. In December 1993, the Company obtained $9.7 million, net of commission and issuance costs, in connection with a sale of its Common Stock to Fletcher Capital Markets, Inc. In May 1994, the Company obtained $2.0 million, net of issuance costs, in connection with a sale of its Common Stock to Intel Corporation. Should additional funding be required, however, there can be no assurance that such funding will be available on acceptable terms as and when required by the Company.

DEPENDENCE ON KEY VENDORS

         Several of the critical components used in the Company's products, including certain custom and programmable semiconductors, such as the Vision Processor and MPEG 2 chipset, are currently available only from





                                       5.

single or limited sources. In addition, the Company relies on a few key vendors for sourcing or turnkey manufacturing of certain of its products. The Company has not executed master purchase agreements with some of its component distributors and suppliers who provide the kits and component parts for videoconferencing products and broadcast and cable products. While the Company has experienced few material disruptions to date, there can be no assurance that the Company will be able to obtain a sufficient quantity of products or components for existing products on acceptable terms to enable it to meet demand for those products. An interruption or reduction in supply of any key components, excessive rework costs associated with defective components or process errors, or a failure to continually decrease vendor prices can adversely affect the Company's operating results and damage customer relationships.

RELIANCE ON KEY PERSONNEL

         The success of the Company depends to a large extent on a small number of key senior technical and managerial personnel, the loss of one or more of whom could have a material adverse effect on the business of the Company. Typically these individuals do not have employment contracts with the Company. The Company believes that its future success will depend in part on its ability to continue to attract, retain and motivate additional highly skilled personnel, who are in great demand.

VOLATILITY OF STOCK PRICE

         The Company's Common Stock has historically been subject to substantial price volatility, particularly as a result of announcements of new products by the Company or its competitors, quarter-to-quarter variations in the financial results of the Company or its competitors and changes in earnings estimates by industry analysts. In addition, the stock market has experienced, and continues to experience, price and volume fluctuations which have affected the market price of many technology companies in particular and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Common Stock.

LEGAL PROCEEDINGS

         In July, August and December 1992, twelve complaints were filed in the United States District Court against the Company and certain of its officers and directors. In the aggregate, the complaints alleged that defendants misrepresented or failed to disclose to investors material facts concerning the Company's products, its accounting policies and its relationship with SkyPix, Inc. and that certain of the defendants improperly sold shares of Company stock at prices that were artificially inflated by these nondisclosures or misrepresentations. No specific amount of damages was alleged. As amended and consolidated into a single class action, the matter now consists of a complaint of a single claim for violation of Section 10(b) of the Securities Exchange Act of 1934. The matter is set for trial on July 24, 1995.

         The defendants have reached a settlement with the plaintiffs, subject to court approval, that provides that the plaintiffs will dismiss all claims with prejudice in exchange for a cash payment in the amount of $4,800,000. Pursuant to an agreement between the Company and its directors and officers liability insurance carrier, the settlement of the class action will be funded in its entirety by the carrier. The carrier will receive from the Company a warrant for the purchase of 195,000 shares of Common Stock, exercisable for three years at a price above the market price on the date the agreement was reached.

         On August 24, 1993, the Company filed a complaint against Oklahoma State University Education and Research Fund, Inc. ("OSUERF") in United States District Court claiming that OSUERF breached an exclusive subcontract for the Company to provide equipment to OSUERF under OSUERF's prime contract with the United States Army, TRADOC Division. On November 18, 1993, the Company amended the complaint to add Federal Leasing, Inc. ("FLI") as a defendant. FLI is a third-party leasing company that acquired the Company's right, title and interest in equipment installed under the contract pursuant to a Federal Government Financing Agreement ("Financing Agreement") effective September 30, 1991 and leased the equipment to TRADOC. An assertion of





                                       6.

entitlement to indemnification has ben received by the Company from FLI. The amended complaint asserted a single cause of action for breach of contract against OSUERF and two causes of action against FLI for (i) breach of contract and (ii) declaratory judgment. By the amended complaint, the Company claimed general and consequential damages in an unspecified amount against OSUERF and FLI, and sought a judicial declaration on the question of whether the Company is obligated to indemnify FLI for OSUERF's failure to continue making monthly payments to FLI.

         On April 19, 1995, the Court granted the Company's motion to amend its complaint to state additional causes of action against OSUERF for (i) fraud,
(ii) interference with contractual relations and (iii) declaratory judgment that OSUERF is obligated to indemnify the Company pursuant to an Addendum to the contract. The Company filed its Second Amended Complaint on April 21, 1995.

         On February 4, 1994, the CIT Group/Equipment Financing Inc. ("CIT"), as an assignee of FLI's rights under the Financing Agreement, filed a complaint against the Company in United States District Court claiming entitlement or indemnification from the Company. The Company responded to the complaint by denying the material charging allegations of the complaint and stating certain affirmative defenses. In addition, the Company stated two counterclaims against CIT for (i) breach of contract and (ii) declaratory judgment. Pursuant to court order, the OSUERF and CIT actions have been consolidated.

         On February 14, 1995, CIT filed a motion for summary judgment against the Company on its claims of breach of contract and indemnity, seeking payment of $2,100,000 (updated on April 11, 1995 by CIT's reply brief to $2,300,000). FLI also filed a motion for summary judgment against the Company on February 17, 1995, revised and refiled on March 14, 1995, asserting that CIT is the real party in interest, that CIT is entitled to summary judgment and that FLI is therefore entitled to judgment as a matter of law on the Company's claims against it. The Court took the motions under submission without oral argument and a decision is expected in May 1995. If any of CIT's claims were to be decided adversely to the Company, the Company would be liable to pay monetary damages to CIT. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's financial position.

         Trial of this matter is set for September 18, 1995. The discovery cut-off is set for July 14, 1995. Settlement has been considered, however, no settlement has been reached. Thus, discovery is continuing, and depositions of the Company's witnesses commenced on May 9, 1995. There can be no assurance that the Company will defeat the motions or prevail ultimately or obtain indemnity for any recovery from OSUERF.

         In a complaint filed December 20, 1993, in the United States District Court, Datapoint Corporation ("Datapoint") alleged that the Company had infringed two United States patents owned by Datapoint and relating to video conferencing networks. The complaint seeks a judgment of infringement, monetary damages, injunctive relief and reasonable attorneys' fees. The Company responded to the complaint on February 16, 1994 by denying the material allegations of the complaint and asserting affirmative defenses. Pursuant to court order, the parties have participated in mediation before a court-appointed mediator. Discovery in the case has commenced. The Company believes that it has meritorious defenses to the allegations of the complaint, and is pursuing an aggressive defense; however, there can be no assurance that the Company will prevail. If any of the claims were to be decided adversely to the defendants, the Company could be liable for monetary damages to the plaintiff and be subject to injunctive relief. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's financial position.

         The Company and Voicecraft, Inc. ("Voicecraft") are parties to a License Agreement dated December 3, 1987 pursuant to which the Company licenses certain technology from Voicecraft in exchange for the payments of royalties. At various times since the inception of the license/royalty relationship, disputes have arisen between the Company and Voicecraft relating to the scope of the license, as well as the amount of royalties due. By letter dated May 6, 1994, Voicecraft purported to terminate the Company's license as of July 5, 1994 for its alleged failure to remit royalties as required by the License Agreement. Voicecraft has further asserted that the Company is infringing certain patent rights belonging to Voicecraft. The Company disputes Voicecraft's assertions. At present,





                                       7.

the Company and Voicecraft are in discussion to resolve the issues outstanding between them so as to avoid litigation. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's financial position.

         In the normal course of business, the Company receives and makes inquiries with regard to other possible patent infringement. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements. Outcomes of such negotiations may not be determinable at any point in time; however, management does not believe that such licenses or settlements will, individually or in the aggregate, have a material adverse affect on the Company's financial position or results of operations.


                                USE OF PROCEEDS

         The Company currently anticipates that the net proceeds of the offering will be used for general corporate purposes. Although the Company has no current specific plans for the proceeds of the sale of Offered Securities, it believes that success in its industry requires substantial financial strength and flexibility. In addition, the Company from time to time considers acquisitions of complementary businesses, assets or technologies, and although there are no current agreements or understandings with respect to any such acquisition, the Company desires to be able to respond to opportunities as they arise. The Company is not negotiating, discussing or planning any potential material acquisition at this time. Pending such uses, the Company will invest the net proceeds in investment-grade, interest-bearing securities. The Company may provide additional information as to the use of proceeds in the Prospectus Supplement.


                          DESCRIPTION OF CAPITAL STOCK

         CLI's Restated Certificate of Incorporation authorizes the issuance of 25,153,658 shares of Common Stock, $.001 par value, and 4,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

         As of May 12, 1995, there were 14,718,569 shares of Common Stock outstanding held of record by approximately 1,500 holders of record. A total of 4,401,528 shares were reserved on that date for issuance upon exercise of outstanding options and outstanding warrants. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any Preferred Stock which may be outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of CLI, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         The Board of Directors has the authority to issue the Preferred Stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholder. Although it has no present intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.





                                       8.

         As of May 12, 1995, 14,900 shares were designated Series B Redeemable Convertible Preferred Stock, none of which were outstanding.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock and Preferred Stock is The First National Bank of Boston.

CLASSIFIED BOARD OF DIRECTORS

         The Company's Restated Certificate of Incorporation provides that the Board of Directors is divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Each director serves for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director is elected, or until his earlier death, resignation or removal. In the event of a vacancy on the Board of Directors, unless the Board of Directors otherwise determines, the Restated Certificate of Incorporation permits the remaining members of the Board of Directors or the holders of a majority of the outstanding shares of the Company entitled to vote on the election of directors to fill such vacancy, and the director selected may serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified. The Board of Directors is presently comprised of six members.

STOCKHOLDER RIGHTS PLAN - SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

         In July 1991, the Board of Directors of the Company declared a dividend of one preferred share purchase right for each outstanding share of Common Stock held as of August 15, 1991. The description and terms of such rights are set forth in an Amended and Restated Rights Agreement dated as of January 29, 1993, between the Company and The First National Bank of Boston, as successor Rights Agent (the "Rights Plan"). The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquiring entity from gaining control of the Company without offering a fair price to all of the Company's stockholders.

         Each right entitles holders of the Company's Common Stock to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $100.00, subject to adjustment in certain cases to prevent dilution. The rights are not exercisable or transferable apart from the Common Stock until the earlier of 10 days after the date on which a person or group has acquired beneficial ownership of 15% or more of the Common Stock (an "Acquiring Entity") or 10 business days after the public announcement of the commencement of a tender or exchange offer that would result in the Acquiring Entity owning 15% or more of the Common Stock. Further, the rights generally entitle each right holder (except the Acquiring Entity) to purchase that number of shares of the Company's Common Stock which have a market value equal to twice the exercise price of the right, if any person becomes the beneficial owner of 15% or more of the Common Stock. If an Acquiring Entity purchases at least 15% of the Company's Common Stock, but has not acquired 50%, the Board of Directors may exchange the rights (except those of the Acquiring Entity) for one share of Common Stock per right. In addition, under certain circumstances, if the Company is involved in a merger or other business combination in which the Company is not the surviving corporation, the rights entitle the holder to buy common stock of the Acquiring Entity with a market value of twice the exercise price of each right.

         The Company is generally entitled to redeem the rights for $.01 per right at any time until 20 days following a public announcement that a 15% stock position has been acquired and in certain other circumstances. The Company may amend the rights in any manner until such time as a person becomes an Acquiring Entity; after such time, the Company may amend the rights in any manner which would not adversely effect the interests of the holders of the rights. The rights, which do not have voting rights, will expire on August 15, 2001, unless redeemed or exchanged earlier by the Company pursuant to the Rights Plan.

         There can be no assurance that the Rights Plan would be enforceable as currently in effect.





                                       9.

                              PLAN OF DISTRIBUTION

         The Company may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them, and also may sell the Offered Securities to investors directly or through agents.

         The distribution of Offered Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The Prospectus Supplement will set forth the terms of the offering of the Offered Securities, including the name of the agent or the name or names of any underwriters, the public offering or purchase price, any discounts and commissions to be allowed or paid to the agent or underwriters, all other items constituting underwriting compensation, the discounts and commissions to be allowed or paid to dealers, if any, and the exchanges, if any, on which the Securities will be listed.

         In connection with the sale of the Offered Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Any underwriters, dealers or agents which participate in the distribution of Offered Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Offered Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

         The Company may grant underwriters who participate in the distribution of Offered Securities an option to purchase additional Offered Securities to cover over-allotments, if any.

         Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

         Certain series of Offered Securities may be new issues of securities with no established trading markets. It is not anticipated that such Offered Securities will be listed on any material securities exchange. Certain broker-dealers may make a market in Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make or market in the Offered Securities of any series or as to the liquidity of the trading market for Offered Securities of any series.


                                 LEGAL MATTERS

         The validity of the issuance of the Offered Securities will be passed upon for the Company by Cooley Godward Castro Huddleson & Tatum, Palo Alto, California ("Cooley Godward").





                                      10.

                                    EXPERTS

         The consolidated financial statements and schedule of Compression Labs, Incorporated, as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, LLP, independent certified public accounts, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.


                                 NO SALESPERSON

         No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Shares or an offer to sell or solicitation of an offer to buy to any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                                MATERIAL CHANGES

         As of the date of this Prospectus, no material changes in the Company's affairs, which have not been described in this Prospectus or in a report filed on Form 10-Q, 10-K, 10-K/A or 8-K filed under the Securities Exchange Act of 1934, have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest annual report to stockholders.





                                      11.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.

             SEC Registration fee  . . . . . . . . . . . . . . . . . . .         $   2,672
             Nasdaq National Market Listing Application Fee  . . . . . .         $  16,000
             Blue sky qualification fees and expenses  . . . . . . . . .         $     500
             Transfer Agent and registrar fees . . . . . . . . . . . . .         $     500
             Legal fees and expenses . . . . . . . . . . . . . . . . . .         $  15,000
             Accounting fees and expenses  . . . . . . . . . . . . . . .         $   2,500
             Miscellaneous . . . . . . . . . . . . . . . . . . . . . . .         $     328
                      Total  . . . . . . . . . . . . . . . . . . . . . .         $  37,500
                                                                                 =========


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Under Section 145 of the Delaware General Corporation Law the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's By- laws provide that the Company will indemnify its directors and executive officers and may indemnify other officers to the full extent permitted by law. The Company believes that indemnification under its By-laws covers at least negligence and gross negligence by directors and officers, and requires the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the officer or director to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The By-laws further provide that rights conferred under such By- laws shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, provision of any Restated Certificate of Incorporation, By-law, agreement, vote of stockholders, disinterested directors or otherwise.

         In addition, the Company's Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         The Company has entered into indemnification contracts with certain of its directors and executive officers. The Company currently has a liability insurance policy which insures directors and officers of the Company in certain circumstances. The policy also insures the Company against losses as to which its directors and officers are entitled to indemnification.

ITEM 16.         EXHIBITS

         (a)     Exhibits.

         EXHIBIT
         NUMBER                                    DESCRIPTION OF DOCUMENT
         ------                                    -----------------------

          5.1*    Opinion of counsel as to the legality of the securities being registered.
         23.1     Consent of independent auditors.
         23.2*    Consent of counsel.  Reference is made to Exhibit 5.1.
         24.1*    Power of Attorney.


- --------------
* Previously filed as an Exhibit to the Registration Statement filed with the Commission on May 15, 1995 (Reg. No. 33-59339)

ITEM 17.  UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) to include any prospectus required by section 10(a)(3) of the Securities Act;

                 (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                 (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (6) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 1, 1995.


                                  COMPRESSION LABS, INCORPORATED



                                  By: /S/ JOHN E. TYSON
                                      ---------------------------------
                                      John E. Tyson
                                      President, Chairman of the Board,
                                      and Chief Executive Officer

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             Signature                                 Title                                    Date
             ---------                                 -----                                    ----


         /S/ JOHN E. TYSON                    President, Chairman of the Board              June 1, 1995
         -----------------                    and Chief Executive Officer
          (John E. Tyson)                     (Principal Executive Officer)




         WILLIAM A. BERRY*                    Senior Vice President and Chief               June 1, 1995
       --------------------                   Financial Officer (Principal Financial
        (William A. Berry)                    and Accounting Officer)




        ARTHUR G. ANDERSON*                   Director                                      June 1, 1995
      ----------------------
       (Arthur G. Anderson)



         ROBERT J. CASALE*                    Director                                      June 1, 1995
       --------------------
        (Robert J. Casale)



         ROBERT B. LIEPOLD*                   Director                                      June 1, 1995
      ---------------------
        (Robert B. Liepold)



         DAVID A. WEGMANN*                    Director                                      June 1, 1995
       --------------------
        (David A. Wegmann)



       *By: /S/ JOHN E. TYSON
           ------------------
            (John E. Tyson)
           Attorney-in-fact

                               INDEX TO EXHIBITS


      EXHIBIT                                                                                   SEQUENTIAL
       NUMBER                                  DESCRIPTION                                       PAGE NO.
       ------      --------------------------------------------------------------------      ---------------

        5.1* Opinion of counsel as to the legality of the securities being offered.
       23.1        Consent of independent auditors.

       23.2*        Consent of counsel.  Reference is made to Exhibit 5.1
       24.1*        Power of Attorney.


- ---------------
* Previously filed as an Exhibit to the Registration Statement filed with the Commission on May 15, 1995 (Reg. No. 33-59339).